·SO
3/3/03

03012795

VF 2-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 181

SEC FILE NUMBER
8- 65210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/7/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Lutz

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Stanwix Street, Suite 1702
(No. and Street)

Pittsburgh, (City) Pennsylvania (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas P. Lutz 412-889-1789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein+Company, Inc.
(Name – *if individual, state last, first, middle name*)

Three Gateway Center, 15th Floor, (Address) Pittsburgh, (City) Pennsylvania (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 07 2003

OATH OR AFFIRMATION

I, Thomas P. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Proprietor

Title

Ann K Farina

Notarial Seal
Ann K. Farina, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Feb. 21, 2005
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Proprietor of
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania:

We have audited the financial statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), for the period August 7, 2002 (date of inception) through December 31, 2002, and have issued our report thereon dated February 11, 2003. As part of our audit, we made a study and evaluation of the Proprietorship's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Proprietorship in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Proprietorship does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Proprietorship is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

HERBEIN+COMPANY, INC.
3 Gateway Center, 15th Floor Pittsburgh, PA 15222-1004 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Thomas P. Lutz, Investment Consultant (A Proprietorship), taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness as of December 31, 2002 given the current nature of the Proprietorship's operations.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives. In addition, the Proprietorship was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2002, and, further, no facts came to our attention indicating that the Proprietorship was not in compliance with such conditions during the period August 7, 2002 (date of inception) through December 31, 2002.

This report is intended for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 11, 2003

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Period August 7, 2002 (Date of Inception)
through December 31, 2002

TABLE OF CONTENTS

	Pages
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Proprietor's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION	8
Computation of Net Capital/Equity Under Rule 15c3-1 of the Securities and Exchange Commission	9 - 10

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), as of December 31, 2002 and the related statements of income, proprietor's capital and cash flows for the period August 7, 2002 (Date of Inception) through December 31, 2002. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 2002 and the results of its operations and its cash flows for the period August 7, 2002 (Date of Inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 11, 2003

HERBEIN+COMPANY, INC.
3 Gateway Center, 15th Floor Pittsburgh, PA 15222-1004 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	6,469
Accounts receivable		3,956
TOTAL ASSETS	$	10,425
PROPRIETOR'S CAPITAL		
PROPRIETOR'S CAPITAL	$	10,425

See accompanying notes.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

STATEMENT OF INCOME

Period August 7, 2002 (Date of Inception) through December 31, 2002

REVENUES			
Investment advisory fees		$	7,848
Interest income			47
	TOTAL REVENUES		7,895
EXPENSES			
Professional services			8,749
Dues, fees and filing costs			1,577
Broker/Dealer expenses			49
	TOTAL EXPENSES		10,375
	NET LOSS	$	(2,480)

See accompanying notes.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

STATEMENT OF PROPRIETOR'S CAPITAL

Period August 7, 2002 (Date of Inception) through December 31, 2002

	Equity Contribution	Accumulated Equity	Total
Balance, August 7, 2002	$ 0	$ 0	$ 0
2002 Activity:			
Equity contribution	12,905	0	12,905
Net loss	0	(2,480)	(2,480)
Distributions to proprietor	0	0	0
Balance, December 31, 2002	$ 12,905	$ (2,480)	$ 10,425

See accompanying notes.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

STATEMENT OF CASH FLOWS

Period August 7, 2002 (Date of Inception) through December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,480)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in:		
Accounts receivable		(3,956)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(6,436)
CASH FLOWS FROM FINANCING ACTIVITIES		
Equity contribution		12,905
NET INCREASE IN CASH AND CASH EQUIVALENTS		6,469
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	6,469

See accompanying notes.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), was formed on August 7, 2002 with the capital contribution by Thomas P. Lutz, of $12,905 in cash. The Proprietorship is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and in all states where applicable in order to provide investment advisory services. The services are rendered by the sole proprietor, who provides investment advisory services primarily to individual clients.

The Proprietorship has a Clearing Agreement with an executing/clearing broker, whereby this broker executes and clears all transactions for the customers of the Proprietorship, carrying the accounts of such customers on a fully disclosed basis. Accordingly, the Proprietorship does not carry customers' accounts and does not hold securities in connection with such transactions.

These financial statements have been prepared solely from the accounts of Thomas P. Lutz, Investment Consultant and do not include Mr. Lutz's personal accounts or those of any other operations in which he is engaged.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash and Cash Equivalents:
Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less. The Proprietorship maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Revenues:
Revenues are recognized quarterly for the investment advisory services performed for the customers of the Proprietorship. Revenues are billed in arrears.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Expenses:
The Proprietorship recognizes the expenses directly related to the investment advisory services as received and also expenses directly related to its registration and operations as a broker/dealer. The Proprietorship has no employees. Accordingly, additional expenses are allocated and charged to the Proprietorship by the sole proprietor for management and operational services performed.

Income Taxes:
The Proprietorship does not file its own federal or state income tax returns. Its income and expenses are included in the personal income tax returns of the sole proprietor.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

The Proprietorship, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that "aggregate indebtedness" of the Proprietorship, as defined, shall not exceed fifteen times "net capital" (or "net equity"), as defined. In addition, Rule 15c3-1 requires that "net capital" (or "net equity") of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2002, the Proprietorship's net capital (or net equity) ratio (aggregate indebtedness to net capital (or net equity)) was zero, and its net capital (or net equity) was $10,425 compared with the required net capital (or net equity) of $5,000.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(ii) which, among other things, requires the Proprietorship to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

SUPPLEMENTARY INFORMATION

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

Independent Auditor's Report on Supplementary Information

We have audited the accompanying financial statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of and for the period August 7, 2002 (Date of Inception) through December 31, 2002, and have issued our report thereon dated February 11, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 11, 2003

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL		
Total member's equity	$	10,425
Accounts receivable adjustment allowable for net capital/equity		0
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		10,425
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		0
NET CAPITAL/EQUITY BEFORE HAIRCUTS ON SECURITIES' POSITIONS		10,425
Haircuts on securities positions		0
NET CAPITAL/EQUITY	$	10,425
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	0
Accrued expenses		0
TOTAL AGGREGATE INDEBTEDNESS	$	0
COMPUTATION OF BASIC NET CAPITAL/EQUITY REQUIREMENT		
MINIMUM NET CAPITAL/EQUITY REQUIRED	$	5,000
EXCESS NET CAPITAL/EQUITY	$	5,425
Ratio: Aggregate indebtedness to net capital/equity		0

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A Proprietorship)

COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

December 31, 2002

RECONCILIATION WITH PROPRIETORSHIP'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF
DECEMBER 31, 2002)

Net capital/equity, as reported in Proprietorship's Part II (unaudited) FOCUS report	$	10,425
NET CAPITAL/EQUITY PER AUDIT	$	10,425

Note: The Proprietorship is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.